Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is a transcript of the joint investor call held by HomeStreet, Inc. and Mechanics Bank on March 31, 2025 in connection with the proposed transaction between HomeStreet, Inc. and Mechanics Bank.

TRANSCRIPT 03 - 31 - 2025 Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference TOTAL PAGES: 32

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference CORPORATE SPEAKERS: Carl Webb Mechanics Bank; Managing Partner of Ford Financial, Executive Chairman of the Board C.J. Johnson Mechanics Bank; Partner of Ford Financial, Chief Executive Officer Mark K. Mason HomeStreet Bank; Chairman, President, Chief Executive Officer John M. Michel HomeStreet Bank; Executive Vice President, Chief Financial Officer PARTICIPANTS: Woody Lay KBW; Analyst Matthew Clark Piper Sandler; Analyst Timothy Coffey Janney Montgomery; Analyst Jordon Hymowitz Philadelphia Investment Management; Analyst Joseph Stephen Stephen Capital Advisors; Analyst PRESENTATION: Operator^ Good afternoon. (Operator Instructions) At this time I would like to welcome everyone to the Joint Mechanics Bank and HomeStreet Bank Investor and Analyst Call. Presenting on today's call will be Carl Webb, Managing Partner, Ford Financial Fund, and Executive Chairman of the Board of Mechanics Bank; C.J. Johnson, CEO of Mechanics Bank and Partner of Ford Financial Fund; Mark A. Mason, Chairman, President and Chief Executive Officer of HomeStreet Bank; and John M. Michel, Executive Vice President and Chief Financial Officer. (Operator Instructions) Mr. Webb, you may begin your conference. Carl Webb^ Thank you. Good afternoon and good morning, depending on where you are.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference It's top of the hour. So we're going to go ahead and get started. I am Carl Webb here in Dallas. Joining me is C.J. Johnson. And as far as this morning's presentation goes, we could not be more excited to introduce the new Mechanics Bank. Hopefully everyone has had an opportunity to review, in some detail, our investor presentation distributed early this morning. This is not -- I'll repeat. This is not your traditional merger Monday bank M&A announcement. It's an opportunity we have been involved in now twice over the past 18 months. It's a unique deal structure and a transaction we are deeply convicted as to its merits. We have our investor deck as introductory background for Mechanics Bank. Obviously we're a nonpublic company, so we'll give you some background there. Also the Ford Fund's investing history and current structure, along with financial rationale and the significant value creation that this combination unlocked. But before we begin, here comes the disclosure. I want to remind you that today's presentation contains forward-looking statements including the discussion of future financial and operating results, benefits, synergies, gains and costs that the combined company expects to realize from this transaction as well as other opportunities management foresees. These forward-looking statements are subject to assumptions, risks and uncertainties, which may cause them to differ materially from the current expectations discussed today. Neither we nor HomeStreet undertake any obligation to update them, except to the extent required by law. Certain risk factors related to the transaction may be included in the registration statement on Form S-4 that may be filed in the future in connection with the transactions. And any investors are encouraged to read such registration on Form S-4 and other relevant documents filed with the SEC are incorporated into the Form S-4 in connection with the transactions before making any decisions. Please refer to the information on the disclaimer slide in the presentation.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Now with that behind us, in the interest of time and presentation efficiency, we will go through the slides rather quickly to leave ample time for your questions. By the way, there is no hard stop on our part this morning, only when you have no further questions. I am going to begin my presentation on page 5. Mechanics Bank will combine with HomeStreet through a merger of HomeStreet Bank, with and into Mechanics, with Mechanics Bank surviving the merger. Mechanics Bank will be the accounting of acquire and therefore, HomeStreet's balance sheet will be fair value through purchase accounting. This transaction values HomeStreet at a premerger value of $300 million and Mechanics Bank equity value at $3.3 billion, such that legacy Mechanics Bank shareholders will own 91.7% of the combined company post close. The bank and the holding company will bear the Mechanics Bank name. Now a little more detail behind the 91.7% in that allocation. 74.3% of that will be held by Ford Financial Funds II and III, 9.1% by Rabobank, 8.3% by as mentioned previously HomeStreet, and 8.3% by legacy Mechanics Bank shareholders. As far as leadership, you see it here on the slide, Mark will continue as a consultant for a 2-year period, and we will select one HomeStreet director to be added to the Mechanics Board. I'm going to spend a minute talking about approvals, particularly given the history of the prior transaction. The FDIC is Mechanics Bank primary regulator. We're also regulated by the Federal Reserve and the California DFPI. I will say that this transaction has been highly discussed and highly vetted with all our regulators, both the prior potential transaction back in the fall of '93 and extensively with this transaction. Most recently as of this past Wednesday. We are anticipating a closing in the third quarter of this year. We have expressed that to our regulators. They have not said anything to the contrary or led us to believe otherwise. We have, in our discussions with the regulators, very specifically and intentionally discussed three key areas, and I'm going to mention those briefly. One, are our pro forma capital ratios at close, and you can see them here for Tier one leverage, CET1 and total risk-based capital. Those are very strong ratios for any bank, and they have acknowledged as much.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Second thing that we discussed in detail was the CRE concentration at close. Today Mechanics Bank has a 289% commercial real estate concentration, and HomeStreet approximates about 575%. So the combined close should approximate 390%. They are very aware of that, and we have discussed our plans to reduce that concentration over time. I think during the pro forma projection period, it gets down to approximately 300%. The third and very important item that we discussed with the regulators in detail is our ability to pay very substantial dividends. Dividends down to an 8.25% Tier one leverage ratio. All of these numbers will be included in our merger application, our change of control that we will file with all the regulators very shortly. Moving to page 6. We believe very strongly in both the very significant economic as well as strategic benefits of this transaction. I love this map. This map, I think, shows the high strategic value of this transaction. Every major market, from San Diego to Seattle, is represented here. It is a full West Coast footprint. I think it is a very powerful geography. Scarcity value on the left-hand side, I'll mention it briefly. When we came to California for the first time in 1994, there were 440 banks in California. Today there are 121. I think that just speaks to the consolidation of California, and it is continuing. We will be a $23 billion pro forma asset bank, and we will be the third largest bank on the West Coast, third in Seattle and #3 in San Francisco, obviously upfront, this is after elimination of the money center banks in that statement. We will have top decile profitability. $302 million in GAAP earnings is our estimate for 2026, and $325 million for 2027. We're going to talk a lot about our deposits and our core funded franchise. We anticipate that we'll have a deposit cost of 1.4% at year-end. We'll be 100% core funded. All FHLB advances and brokered deposits at HomeStreet will be paid by that time.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference And I think one unique attribute of this transaction, and C.J. will talk about it more later, is the bifurcated nature of HomeStreet's deposit base. Today they have $3.1 billion that they paid 91 basis points of cost owned. Again, we'll be highly capitalized with strong capital returns. I won't go into that. That was on the prior page as far as our capital ratios. And I will turn now to page 7. There are eight very important points on this page. And I thought I would pick one or two to comment on, but I couldn't do it. I've got five. And all of them are very important, but I'm going to hit them quickly. The second one, leading profitability among West Coast banks. Our pro formas show a CET1 -- I'm sorry, an ROATCE of 19% at 2027 and an ROA approximating 150 basis points. It's a simple business model. Ours' is today and so is HomeStreet's. They're very compatible business models. They're both right down the middle of the fairway. It's a low-risk asset strategy funded by absolute best-in-class deposits. We have a long-held belief that deposit cost is the best determinant of a bank's franchise value. So our core funded franchise with no wholesale fundings or brokered deposits is certainly emblematic of that. Below it, substantial dividend potential. We do anticipate paying out a very, very high percentage of each quarter's earnings in arrears. More on that a little later. As far as strong alignment between our investors and Ford Financial Fund, we consider ourselves to be both founders and owners of Mechanics Bank. We have a very substantial amount of our personal capital invested in Mechanics Bank. And when I say a founder, I'm not talking about the founding of Mechanics Bank back in 1905. I'm talking about when we acquired Mechanics Bank in 2015. It was a $3 billion bank. And upon closing of this merger, it will be a $23 billion bank.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference I don't think you could have greater alignment. I'll go now to page 9. This page represents 50 years of Ford Bank Group investing. I've been around for 42 of those years. All of these four platforms are very familiar to me, and I could talk about this page for an hour. The good news for you is I'm not. But I am, in the interest of time going to mention one, and that is Golden State Bancorp. This is a very similar transaction to what we're talking about here today with HomeStreet. In 1998, we went public via a reverse merger with Golden State Bancorp. Four years later, we sold a $55 billion asset bank with 355 branches in California and Nevada to Citibank in 2002. All of these transactions have been very successful, but I particularly wanted to call out the Golden State Bancorp because of the similar structure. Could that same outcome occur here? I would just say why not. On to page 10. Mechanics Bank represents our third trip to California, Santa Barbara Bank & Trust being our second. The point here being that we know the West Coast banking markets very well. Each of the four acquired banks that are now under the Mechanics Bank flag are what we call situational opportunities or situational bank investing. I'll mention each one of them quickly. We acquired, through a tender offer in April of 2015, exactly 10 years ago, the 30th of April, Mechanics Bank. This was a bank, again, founded in 1905 that through four generations had had disparate family ownership. And the internal dynamics were around the founding families and ownership issues. You had two families that wanted to sell, one that would not sell. So therefore, a strategic could not come in and buy 100%. So we acquired 69% through a tender offer in April of 2010. California Republic Bank had outgrown their balance sheet and their ability to access funding and capital because of a large concentration and high production levels of indirect auto. Scott Valley Bank was a small bank acquisition that we did in 2018 to round out our Northern California footprint. It likewise had family issues that needed to exit for liquidity and estate planning purposes. We funded that bank without a capital call from our LPs. And basically, it was funded with internally generated excess capital. 5.5 years ago, we acquired Rabobank's U.S. banking operations.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference It was absolutely, by any measure, transformational. Mechanics bank nearly tripled in size. The issue there was foreign ownership, off-site management and certainly significant regulatory issues. Basically, they wanted to sell and go home. We went through a process there. We were the winning bidder, and it has been a very, very good transaction for us. Rabo parent, out of Utrech, the Netherlands, owns 9% of Mechanics Bank today. We have a very close relationship with them, and they have been an excellent minority partner. I'll mention here the 21% CAGR on asset growth because I'll bring that up shortly again. On page 11, we think, by any standard today, Mechanics Bank is a high-performing bank. I'll draw your attention to a few statistics about halfway down the page on the left-hand side. This is a comparison at year-end of Mechanics Bank versus the KRX index. That is an index of 50 publicly traded banks plus Mechanics Bank, so 51 banks in this comparative group. Cost of deposits, 1.38%. Average for the KRX, 2.19%. We're #5 out of the 51 bank group. Next, noninterest-bearing deposits as a percent of total deposits, #2, out of 51. The last one I'll mention is loans to deposits at 69%, #8 of 51. 8 from the lowest, not the highest. The point we would make here is that we do not run a hot bank. We do not have a high loan-to-deposit ratio. We have a much lower risk profile than most of our peers. On the pie chart at the bottom on the left, the only thing I'm going to mention there is the 17% that refers to auto, which is in runoff. We had a $4 billion portfolio two years ago. That number would have been slightly above 30% today at 17%. We made the very strategic decision in January and February of 2023 to exit that line of business. I'm going to give you the short answer.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference I'll anticipate a longer answer later with the question. But it was really a derisking story, along with the benefit of tremendous liquidity because that portfolio was throwing off about $130 million a month in free cash. Little did we know that two months later, liquidity would be the new watchword for banks and for our regulators. Currently, you can see our noninterest-bearing deposits there at 40%. Moving on to page 12. Again, we feel like we are a top decile deposit franchise. Our average deposit size is only $43,000, and our tenure is just under 20 years. These are deep relationship deposits. We have grown deposits, $600 million since the Rabo acquisition. The chart on the right shows the build in deposits during COVID with a stimulus. All banks had it and all banks saw the runoff with higher interest rates post-COVID. Certainly, we were no exception, but we did manage over that period of time to grow deposits, 5%. Again, no broker deposits, no wholesale fundings nor borrowings. I'll mention very briefly, our beta, our deposit beta, while the Federal Reserve raised interest rates over 500 basis points, our deposit beta was 28%. So we had to pass along 28% of the Fed rate hikes in our cost of deposits. You can see on the lower right-hand side, the KRX beta was 43%. On the left-hand side bottom of the page, I'm going to mention very quickly our cost of deposits at year-end, the aforementioned 138 basis points. This is ranked against all publicly traded banks, $500 million in assets and greater. So of the 217 banks, we rank #19, significantly better than the top decile. Below that is our noninterest-bearing deposits as a percent of total deposits, even better there at 40%, #6 out of the 217 bank universe. On to page 13. Two or three points off of this page. For the past 40-plus years, we have always been opportunistically acquisitive. And not being a modest here, but I do think we have a very particular skill set in bank M&A, and that extends to the integration and conversion post close of the banks. It is an absolute skill set. And I would just mention Rabobank, for example, where we tripled our size. We made our systems conversion in the middle of COVID. We did it remotely and we get it under budget and on time.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Secondly, it is also part of our growth strategy. You will not hear us talk a lot about growth. On the right-hand side, middle, you'll see a comment about growth. And I think that's the only one in our presentation. We have long held to the philosophy that we can always acquire market share more effectively, more efficiently than we can grow it organically. We think organic growth should approximate GDP about how our customer base grows. And when you see organic growth significantly outpacing that, well oftentimes, there are troubles ahead. And the most recent example of that is two years ago, nearly to the month, where three very high growth-oriented banks failed. So again, that is our thought around our M&A, our strategy. And I think the last thing I would mention on this page is the lower right-hand comment there. Again, conservative asset allocation, not only for us, but for HomeStreet, very core low-risk assets, no nontraditional business lines. And again, one of the reasons that we exited Mechanics Bank Auto Finance over two years ago. A couple of slides on credit quality beginning on page 14. One is a 5-year look back, the other is a 10-year look back. At the top of the page, it shows that post the Rabo acquisition 5 ½ years ago, we've had only $11 million of charge-offs at Mechanics Bank. During that same period of time we have had recoveries and interest rate -- interest recapture of $38 million for a net recovery of $27 million. Will it continue at this pace? No. I don't think so, and I don't want to leave the impression that it will, but we have had excellent credit performance. We expect that to continue. The 10-year look back below, construction portfolio. We have very little in construction. Multifamily, we have a lot in multifamily. And CRE overall, I think we're very well balanced. But you can see our performance relative to the comparative group of commercial banks in the U.S. The far right-hand side, nonperforming assets to total assets, again including Mechanics Bank auto financing runoff, 18 basis points, and you can see where our competitors reside. Page 15 is a bit busy.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference It talks about our commercial real estate portfolio. I would also draw your attention later in the appendix. There's also some very good data back there on our commercial real estate portfolio. We have always had a focus on multifamily lending. Our average multifamily loan size is $3.3 million; average LTV, 52%; and our debt coverage ratio, 1.65x. We have modest CRE concentrations in retail, office and the other non-multifamily sectors of retail, all of which we are significantly derisking and have been since the Rabo acquisition. I'm not going to read every one of these statistics for office and retail. Please bear those in mind though. And again, our CRE concentration today is 289%. But if you net out multifamily, it's only 114%. So the chart at the bottom left-hand side, I think kind of says that all. Our commercial real estate totals have not changed that much over a 5-year period, but it has been basically a remixing story of commercial real estate out of higher risk sectors and into multifamily, because over the years, year in, year out, cycle in, cycle out, multifamily performs significantly different, significantly better than other commercial real estate sectors. Again, my last slide is Mechanics Bank stand-alone. And a couple of things that I would draw your attention to here is the impact of the Fed rate increases in '22, '23 margin compression. Obviously we're at an inflection point, probably about three quarters ago, where we now have NIM expansion. And you can see that in '25, '26 and '27. That is a part of that increased profitability for Mechanics Bank in those pro forma years. The other thing I want to talk about is 2024. We reported GAAP earnings of $29 million in 2024. That is after taking $149 million after-tax charge to restructure our AFS, available-for-sale securities portfolio. We did it a year ago last week, where we took $1.8 billion of our securities portfolio and sold it at a loss again of $149 million. We sold out of securities that were yielding approximately 1.5% and bought back like-kind securities yielding 5.55%.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference We would do that trade all day long. It positions us very well. That part of our balance sheet is marked, and obviously all of the HomeStreet balance sheet coming across will be fair valued. The last thing I will mention is the lower right-hand quadrant on page 16, and that is our Tier 1 leverage ratio. Today it is 9.9%. We've obviously been accumulating capital and liquidity in anticipation of this transaction. And you'll see 8.6% as our Tier one leverage ratio. I said earlier that we would pay down to 8.25% quarterly. And the difference in the 8.25% and the 8.6% is we always pay our dividends in arrears, that will be the case going forward. And by the time we pay that dividend the following quarter, we will have earned back to approximately at 8.6% Tier 1 leverage ratio. This concludes my opening comments. I will now turn it over to Mark, Chairman and CEO of HomeStreet, to make a few comments. And then after Mark, C.J. will discuss value creation and the details of the model. Mark, good morning. Mark Mason^ Good morning. And thank you, Carl. Just a couple of brief comments. This merger validates the intrinsic value of HomeStreet's loyal customer base, strong management, dynamic markets in which we operate, and allows our shareholders to participate in the benefits of this combination going forward, a point that's been very important to us here. The combined company will have a strong branch footprint, positive market share in the best markets in the West, stronger core deposit funding, a well-diversified conservatively underwritten loan portfolio and a growing wealth management and trust business, and with virtually zero market overlap. No branch closures are expected. We believe this merger will improve our customers' experience, providing significantly more locations for convenience and a greater capacity to meet their banking and lending needs. We will also create new opportunities for many of our employees, enabling us to retain and attract top talent.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Both organizations share very similar banking strategies, strong credit and risk management cultures and a deep commitment to our customers, community service and being good corporate citizens. In short, Mechanics Bank is very complementary to HomeStreet, and we're excited about this combination. Thanks, Carl. C.J. Johnson^ Mark? Mark Mason^ Okay, C.J. C.J. Johnson^ Okay. Thanks, Mark. And I just want to thank Mark and the HomeStreet team for all their efforts working with us through a very thorough due diligence process. It's been great to get to know for them, and we look forward to working very closely with them as we integrate these two companies. I'm going to jump back in the deck to page 18, where here is just kind of a quick slide on what this does for us. As Carl mentioned and Mark mentioned, these are very complementary franchises. It's exciting to complete a full West Coast footprint for Mechanics Bank, and it's really hard to develop a better fit. Seattle and Los Angeles are great markets, and Southern California is the one part of the state where we lack branch density. This transaction gives us materially enhanced scale, bring the third largest West Coast and California regional bank deposits. There is tremendous scarcity value in the franchise you built, and it will be very difficult, if not impossible, to replicate our combined branch footprint with the quality deposits that we have. Flipping to page 19. Here, we show how the merger creates a bank with a top 10 share in many attractive West Coast markets including Seattle, San Francisco and especially the Central Coast of California. California and Washington are attractive states for banking, with large vibrant economies, leading technology, media and health care companies and many exceptional universities. California is the fifth largest GDP in the world, if it was its own country, and Seattle is one of the fastest-growing large cities in the United States. The breadth of our branch footprint and the strength of our market share in these core cities will allow us to compete very effectively against the big banks on the West Coast. I'm going to get a little bit of background on the financial thinking around this deal.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference I'm going to start on page 20, show you a quick snapshot of what happened at HomeStreet with their balance sheet over the past three years. As you can see here, HomeStreet grew earning assets, $2.5 billion or 38% from the fourth quarter of 2021 to the first quarter of 2023, right before the crisis hit. Over those five quarters, funding liabilities also grew $2.8 million or 44%, and it was nearly all kind of high data, at the time low cost, time deposits and FHB borrowings. Unfortunately, at the same time long-term interest rates shocked up, and the surge deposits that came in the banking system began flowing back out. Mechanics had some of the same experience. This confluence of events created many challenges for HomeStreet and really the banking industry in general, but the fundamental value of their company remains. Page 21 shows how we think about that value. It lays out, side-by-side, the earning assets and funding liabilities of both HomeStreet and Mechanics Bank as of the end of '24. The earning assets of each bank are similar, with HomeStreet having a greater proportion of loans, and Mechanics' a little more liquid, concentrated in investment securities. And as you can see, the yield on the earning assets on the left side are pretty similar. Most importantly though, and Carl mentioned this earlier, and it's highlighted on the right side of the page, is that the cost of core deposits of each bank are also very similar. Core deposits are simply defined as all deposits, excluding CDs. While HomeStreet has a lower percentage of core deposits than Mechanics, it's $3.1 billion of core deposits are priced at 91 basis points versus us at 127 basis points, but they're actually lower cost and core deposits than we have. Obviously the difference is the bifurcated nature of the funding base shows that the rest of what HomeStreet is quite expensive, and that results in a large gap in the total cost of funds between the two banks. But and fortunately, we have the balance sheet at Mechanics Bank to solve this problem, and I'll flip to page 22. Our excess capital and robust liquidity provide the capacity to mark HomeStreet's assets to market and pay down their expensive wholesale funding. This chart is pretty simple, and illustratively shows how we plan to deleverage HomeStreet's balance sheet at closing. At the end of 2024, HomeStreet had $2 billion across FHLB borrowings, broker deposits and one high-cost treasury deposit relationship. Prior to close, Mechanics Bank, we will sell some of our AFS securities and utilize excess cash at both companies including some expected cash flows coming off our runoff auto portfolio, to pay everything down. Post paydown, we will be 100%

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference core funded as we are today. And by doing so, we free up $160 million of leverage capital to help absorb the interest rate marks at HomeStreet. Page 23 shows a few basic pie charts laying out the loan and deposit composition of each bank, both stand-alone and pro forma. Again, similar concentrations of earning assets, our auto is in runoff. On a combined basis, the CRE concentration of pro forma Mechanics goes to 390%. And that's relative to HomeStreet's 575% today. So significant reduction for HomeStreet shareholders of CRE concentration. Over time we plan to manage that ratio under 300% as commercial real estate and multifamily loans mature. Another thing to point out on this page is that we plan on running off approximately $1 billion of high-cost HomeStreet CDs in the first year post close. We will cover the deposit outflows with cash generated from the continued paydowns of our $1.5 billion in remaining auto loans, which have a very short life. This getting smaller, will generate excess capital, which will support the growth of high ROE core deposits and dividends to shareholders. Page 42 in the appendix is a very helpful page that lays out granular details about our pro forma deposit franchise, and I'd encourage everyone to take a close look at that. Let's go to page 24, and this is a simple build of what we believe the pro forma company will earn on a run rate basis. On the left side of the page, we start with 2026 HomeStreet consensus earnings of $20 million. And then we add 2026 Mechanics Bank stand-alone projected net income of $205 million. We believe this transaction will create a substantial opportunity for cost savings, given the complementary business lines, and we are budgeting $82 million in noninterest expense reduction or 42% of HomeStreet's 2024 reported NIE. This is $59 million after tax, which is what you see in the chart. And that's on a fully synergized basis. Notably, we expect these cost savings to be fully realized by the end of the second quarter of 2026. There are also substantial interest rate marks at HomeStreet that we're recording through purchase accounting, notably a $200 million pretax loan interest rate mark at close. All in all, these fair value marks are projected to add $52 million in after-tax net income in 2026, with minimal execution risk. Over time the fair value accretion will decrease as HomeStreet's loans and securities pay down. This income will be replaced by market interest rates on new loans we originate or securities that we purchase, so these earnings should be sustainable.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Next column over shows $34 million in after-tax merger dis-synergies, which I need to explain a bit. This includes several items, most notably that we plan to scale back mortgage and multifamily origination including gain on sale income as instead, we will hold these loans in our portfolio. Additionally, given our conservative $85 million credit mark, our net charge-off assumptions flowing through the modeling are higher than Wall Street estimates for HomeStreet. Finally, there's a $3 million of pretax negative impact from Durbin related fee income losses we have been interchanging them. Overall, we expect this company to generate $302 million of fully synergized 2026 operating earnings and $325 million in 2027. This implies, for 2026, an earnings per share of $1.31, and 2027 EPS of $1.40 Move to page 25. And here we compare key profitability metrics. ROTCE ROAA and efficiency ratio against those of our West Coast peers. And as you can see, we look very good. We project an 18% fully synergized ROTCE in 2026 and 19% ROTCE in 2027, which is significantly higher than that of our nearest competitor. As Carl mentioned, our ROAA should reach 1.5% in '27, and our efficiency ratio is expected to be 48%, which is close to best in class, but still has room for improvement. Page 26, and again, we achieved this level of profitability with a low-risk, well-capitalized core- funded balance sheet. We compare on this page, our cost of funds, loan-to-deposit ratio and CET1 ratio to the same peer group. And again, we compare quite favorably especially with the cost of funds. Few things to note, while our loan-to-deposit ratio is 78% just after close, over time we expect it to drop back down toward our 69% level today as auto loans run off, commercial real estate loans decreased and core deposits grow. Additionally, we expect our CET1 ratio to run closer to 14% by the end of' '27, primarily due to continued auto loan runoff and a pause in our dividends until the first quarter of '26. Page 27. I like this page because it shows the appeal to HomeStreet shareholders of our merger. Across the board, KPIs are improved. And in many cases, the pro forma company is best-in-class relative to our peers. Arguably, the most important KPIs are ROAA, ROATCE and net interest margin, and we'll become #1 in all three categories despite a very low risk profile.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Notably, HomeStreet's projected 2026 net income increases from Wall Street consensus $20 million to approximately $25 million, representing 23% EPS accretion to shareholders assuming fully synergized earnings. Page 28 hits on many of the same themes, and I'll highlight again that our expected pro forma earnings per share for 2026 is $1.31, 23% of EPS accretion and the combined company will also generate 230-plus basis points of annual CET1 capital. The earnings power, again, doesn't come with extra risk. It's a low-risk company, thanks to our simple earning strategy and our lack of reliance on wholesale funding. Our bank is powered by best-in-class low-cost deposits, which allows us to earn a healthy return without having to stretch for yield. We move to the next section in page 30. In our view, pro forma Mechanics Bank will materially outperform West Coast and high earnings multiple banks against -- across the most important KPIs. So what are the characteristics of high earnings multiple banks? We've studied them, reviewed a lot of them, and we noticed that these banks generally have a lower cost of funds, greater liquidity and very little reliance on health self funding. High earnings multiple banks tend to have very strong market share, low-risk business models and top-notch profitability. We think we check a lot of those boxes. On the left side of this page, we show the estimated pro forma Mechanics Bank figures for key metrics related to profitability, funding and capital return. And left to right, we compare them to our West Coast peers and high multiple national banks. We look good across the board, and especially when it comes to dividend payout ratio, which we expect to exceed 90%. On page 31, we do some simple math to illustrate the potential upside to HomeStreet's shareholders from this strategic merger. In the middle of the page, we highlight key per share metrics including projected pro forma 2026 fully synergized EPS of $1.31, which I mentioned earlier. HomeStreet share price on Friday, which was $9.30 and the projected pro forma tangible book value per share of the combined company at close of $7.51.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Across the top of the page, we lay out the median, top quartile and long-term median earnings multiples for West Coast banks along with the median 2026 EPS multiple for high multiple banks, which is 14.4x. And the footnote has all the banks that we're looking at for this analysis that JPMorgan helped us put together. We then do the math to show what the implied HomeStreet share price would be if we traded at these peer earnings multiple levels, demonstrating significant potential upside to HomeStreet shareholders, if we can achieve, but they're an average multiple and especially if we achieve a premium mold. Page 32. This is another straightforward but pretty important slide. Across the top, we show a range of potential earnings multiples for pro forma Mechanics Bank, from 10x to 17x, and right below that, our projected 2026 fully synergized earnings of $302 million, which we referenced before. We do the math on the earnings multiples to show a range of potential values for the pro forma company, along with implied dividend yields, illustratively assuming $300 million a year in annual dividends. As you can see, this implies significant value creation to HomeStreet's shareholders, if we can achieve per earnings multiples, and with upside, if we can achieve a premium multiple. And as an example, just looking at the third column over, if we trade at 12x '26 earnings of $302 million, the pro forma market cap would be $3.624 billion, with the value attributed to HomeStreet's shareholders today of $302 million. That would imply a share price of $15.64 and substantial value creation. And one other thing to point out is if we do achieve a premium earnings multiple and still be supported by a very healthy dividend yield. I'm now going to flip to page 33. This is a different way to look at an illustrative valuation method for the combined company. It shows a simple regression of projected 2026 ROTCE West Coast peer banks and where they trade today relative to tangible book value. R squared of the analysis is 0.76, which implies a high degree of correlation. We then highlight our fully synergized 2026 ROTCE at 18% from our prior page, and dropped that on the regression line, which gives you a price to tangible book value of 2.6x. We multiplied by our expected tangible common equity close of approximately $1.7 billion. You get the implied equity value of roughly $4.8 billion. So moving on to the final page of our deck before the appendix. We thought it was important to talk about the future strategy in Mechanics Bank.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Overall, we will continue to opportunistically pursue M&A at the fund level, while working with our talented management team at the bank to achieve operational excellence. I can't emphasize enough how lucky I am to work with our over 1,400 dedicated teammates at Mechanics Bank. We have a truly fantastic group of employees and a talented senior management team, who are some of the best in the business. Many of our senior executives have been with the Ford Group across multiple banking platforms, and our team has tremendous experience diligencing and integrating acquisitions with us as we've built Mechanics Bank via M&A this past decade. I also look forward to welcoming the HomeStreet team and getting to know them as we combine our two companies. Our business model is a simple one, and that will stay consistent. We will efficiently integrate HomeStreet in the Mechanics Bank including carefully planning for our core systems conversion that will likely occur in the first quarter of 2026. We will continue our prudence around mortgage and commercial real estate lending. We'll be a balance sheet lender and substantially reduce gain on sale. Our CRE concentration will decline over time and we will explore strategic options to maximize the value of HomeStreet's multifamily lending DUS business, that's delegated underwriting and servicing. Our $1.5 billion in outstanding auto loans will continue to run off, and at some point, we are likely to sell the remaining loans, which will generate additional liquidity for the bank. We will maintain HomeStreet's residential construction lending business, which is well run and appropriately sized at roughly 300 million loans to fit within our pro forma company. We will keep growing our wealth management business, and we'll continue to invest in technology across our bank. Most importantly, we will maintain our focus of profitably growing core deposits, which are the lifeblood of any bank. Before I open things up again, I mention there's a lot of good pages in the appendix. We lay out our exhaustive due diligence process, which we did do twice, and a lot of the financial assumptions underpinning our transaction. With that, we'd be happy to take some questions.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference QUESTION & ANSWER: Operator^ (Operator Instructions) First question comes from Woody Lay with KBW. Woody Lay^ Hey, thanks for taking my questions. I wanted to start with deposits. And -- as you look out the newly acquired markets through HomeStreet, could you talk about the deposit opportunity you have in those markets? And how does the Mechanics playbook translate to those states outside of California? C.J. Johnson^ Sure. This is C.J. I'll start and then let Carl and Mark comment as well. I'll quickly point -- because I think it's a good page, to page 42. This page shows, on the top left, Mechanics Bank at 12-31-24 spot day is our deposit tape, and it kind of breaks it down in a summary format to show here's the accounts, consumer accounts, business accounts, public accounts, public funds like cities, et cetera. We don't have any servicing of broker deposits. And it shows, okay, here's how we break that down. We stratified a bit. And what I like about this, this shows -- we're a pretty balanced bank. We're 48% consumer, 43% business, 9% public. Our average account size is very granular at $43,000 per account. Again, our bank was founded 120 years ago. A lot of the banks that we purchased, especially Rabobank, was a series of franchises that have been around a very long time that they purchased in the Central Post, which were great banks. Scott Valley Bank was founded in 1858. So we've had a lot of banks. And California Public Bank was just a great commercial bank. And so a lot of these banks had a very long tenure. And so a lot of our accounts are very old and sticky and granular and low cost. And we show that here. And frankly, and we look at HomeStreet and we go to the right side of the page, I think HomeStreet has a lot of similar characteristics that I think is masked by some of the funding they had to add to support growth that we talked about earlier. If you look at HomeStreet, we take their strats, and this is kind of as reported, the total is $6.4 billion. And then we make two adjustments, which are the adjustments we expect to happen in the company.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference We say we're going to pay off all the broker deposits. We're going to exit that one $249 million noncore treasury relationship. And then we're going to run off $1 billion of the highest cost CDs, which I think, at 12-31-24, we're at 4.85%. Once you do that, the total accounts dropped from 141,000 to 126,000. 2 billion reduction in deposits, but what's left behind is an average account size of $35,000, weighted average tenure of 11 years, cost of deposits of 1.74%. There's a lot of great relationships at HomeStreet. And when you bring the two banks together, I think it's very powerful. And we show, bottom right, if you do those adjustments, our pro forma cost of deposits increases from 1.28% to 1.39%, which I still think is best-in-class, and it's exceptionally granular. So to your question, we feel it's very similar. I've actually driven probably by about 30 of HomeStreet's branches, almost all in Southern California and many of them in Seattle, and it's very complementary to what we have. Woody Lay^ That's great color. I appreciate it. And then maybe shifting over to the loan-to-deposit ratio. I think you outlined a 74% by 2027. Is that fully loaded for the auto runoff and the CD runoff? And then how does that 74% fit into your longer-term risk appetite? C.J. Johnson^ Yes, 74%, that's right. We'll be 78% at close. The auto was 1.5 billion today, that will run 350 today. The 1.5 billion, I think, in the fourth quarter. It's paying down very quickly. So those auto loans will go to 0. And so yes, we -- and then that also -- that 74% though, and the offset of that is we are running off $1 billion of higher-cost CDs. So to your question, the answer is yes, that reflects the auto runoff and the $1 billion of CD runoff. We expect that CD runoff to occur over probably four quarters. We're going to do it. We're going to do it slowly as we adjust CD pricing to try to match the cash flows generally with the other cash flows in the company. Woody Lay^ Got it. And then I just wanted to touch on the dividend strategy. And as you look forward to your dividend strategy, should we expect consistent dividends quarter-to-quarter? Or

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference is there a special dividend element? And then longer term, how do you think about the payout ratio beyond 2026? Carl Webb^ There is no one-time special dividend anticipated anywhere. Again, we're going to pay a very high percentage of the prior quarter's net income. Again, back down to the 8.25% Tier one leverage ratio. I don't really see that changing a lot. You know our profit projections for the next couple of three years. And I think the dividends will be very consistent throughout that period of time. There's only so many things that you can do with free cash flow and dividends, and we could pay down debt, and they have -- HomeStreet has subordinated debt, may have trust preferred, and they have senior debt, but all of that is pretty much prepaid protected, so that's not an option. We could do make M&A. We could repurchase shares. We've never done that, but it's not to say that we couldn't at some point in the future. But we think the most efficient way to manage and allocate our capital, to the extent that we're not going to be growing the bank substantially, is to return it to our shareholders, and we think that, that will be pretty methodical, very consistent and again, a high percentage dividend payout ratio, and we don't see that changing. Woody Lay^ All right. That’s all for me. Thanks for taking my questions. Congrats on the deal. Operator^ Our next question comes from Matthew Clark with Piper Sandler. Matthew Clark^ Hey, good morning everyone. First question for me, just on the cost saves, the 42% of HomeStreet's 2024 reported noninterest expense. Can you just give us a sense for where those savings are coming from because they had trimmed the expense base for the last couple of years? And I think the expense to average asset ratio was around 2.1% last year. So I'm just trying to get a sense for how you plan to almost cut that in half, where it's coming from? C.J. Johnson^ Sure. Our team has a lot of experience bringing banks together. And every bank has a lot of overhead. I think it's generally -- there's a lot of overlap in shared services. There's very similar businesses in mortgage and multifamily. And then there's a ton of redundant vendor contracts. HomeStreet is paying a substantial amount for a core systems provider. And moving forward, we'll only have to do that once. And so I think

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference it's a combination of bringing together the back office and especially a lot of redundancies with vendors, and we have a very good track record of delivering on the expected cost savings. Matthew Clark^ Great. And then just on the indirect auto portfolio, the $1.5 billion, can you give us a sense for how quickly that's going to run off for the balance of this year and next? It seems like you might sell it at some point. But just trying to get a sense for kind of the decline we should expect in the meantime. Carl Webb^ Sure. When we -- started to wind down the business, as I mentioned earlier, we had $4 million in outstanding receivables. That initial cash flow was probably $125 million to $130 million a month. Today it is approximating off of balance as of this morning of $1.350 billion. It's approximating monthly cash flow of $75 million to $80 million. And obviously as you get more into the tail of the portfolio, that will decline. At some point, we will sell the tail. I don't know when that will be. I would -- this is just off the top of my head without a lot of thought behind it probably in the next year or so. But I think we can look for pretty good cash flow off of it, the balance of this year and into next year. And then at some point, we'll just -- we know what we have it on the books for. And if we can realize anything close to that. We'll sell it to somebody else because we are getting down to diminishing returns versus our servicing cost. I think C.J. may have mentioned that we are in the process of outsourcing our servicing. Again, our servicing cost for the rundown roll-off portfolio is getting higher each month, so we are going to outsource that. That also probably makes it easier to sell that tail to multiple buyers. But I think for your modeling and planning purposes, you should probably see it on the books for another three or four quarters. And then after that, it will be sold and converted to cash. C.J. Johnson^ This is C.J. Just to add to that. We would expect the auto by the end of the year to be at about just under $900 million on balance sheet that we didn't sell it, about $400 million on balance sheet by the end '26. Around

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference the out service outsourcing, we did make that decision that will occur in the second quarter -- the second quarter of '25. You'll see some one-time charges. There's about 150. We can't expect auto finance employees that are impacted by that decision. And so there'll be a little bit of noise in the second quarter, but then moving forward, we'll have a substantial pickup in efficiency. Matthew Clark^ Okay. And just a housekeeping item just to make sure we're on the same page. Historical financials, the structure of this deal will be HomeStreet. Is that right? C.J. Johnson^ No. The historical financials, Mechanics is the accounting acquirer. So it would be Mechanics. I guess there will be financials for both types of companies historically. Matthew Clark^ Got it. Thank you. Operator^ We now turn to Timothy Coffey with Janney. Timothy Coffey^ I appreciate the discussion, thank you. I guess my first question is when it comes to getting the full valuation for the stock, is there a process or a timeline you're looking at? Because I guess I've got to imagine that part of that has to do with improving the liquidity of the stock. Carl Webb^ First of all, there is no timeline. We will be very thoughtful, very measured about how we introduce shares into the market. Obviously we represent the biggest overhang, 74%. I can tell you, I don't think it's proprietary that Rabo, on their 9.1%, they're likely to sell in concert pretty much with us. But we're in no hurry. We're going to do what's best for the shareholders, what's best for everyone involved here. We're not going anywhere. We enjoy doing what we do. And so we will be very thoughtful. Obviously a lot of it depends on how the stock performs right off the bat.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference But we'll be thoughtful, we'll be measured and we'll watch the float and we'll just do what makes the most sense for the shareholders out there. I don't -- that's a pretty simple answer, but it's also a pretty simple truth. We just don't know how the market is going to react. There'll be the HomeStreet shares that trade freely. We, along with others, have registration rights. We'll go through that process. And when the transaction closes, I'm sure there'll be more shares come into the market and the float will increase. Timothy Coffey^ Okay. Okay. No. That's definitely consistent with, I think, how you've approached the market for a while now. As far as this transaction, will the company, Mechanics, will be a full filer on the SEC? Carl Webb^ Yes. Yes. We will also likely probably go from NASDAQ to New York Stock Exchange. Timothy Coffey^ Okay. Okay. That's great. And then just kind of Mechanics of reducing the CRE concentration ratio, is that just through organic growth? Or do you envision a repositioning? C.J. Johnson^ No. Our forecast is just through amortization. We're going to build a bit of capital by not paying a dividend in the fourth quarter. And we will, over time there will be paydowns and amortization of CRE multifamily. And so -- and some of that comes up pretty -- in a few years, some of the -- especially on the HomeStreet side, there's some resets of multifamily loans. So we do expect some paydowns to occur when repricing happens. We have a fair amount of CRE maturities occurring at Mechanics, and likely some of those will pay off into being refinanced. So there's not a contemplated restructuring similar to what you saw HomeStreet do in the fourth quarter, that's not in the projections. It's just natural amortization run off.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Timothy Coffey^ Right. Okay. Okay. That's helpful. And then I think really positive to hear that you can take a Tier one ratio down to 8.25%. Does that imply a TCE ratio of around 7.5% or lower? Carl Webb^ No. I think the TCE should be just above 8%. Timothy Coffey^ Okay. Carl Webb^ We don't have much AOCI because we build all of our restructuring of our AFS portfolio. So the TCE is pretty close to the Tier one leverage ratio. It will be a little bit -- Timothy Coffey^ I'm sorry, I didn't mean to cut you off. Carl Webb^ I was just saying there's going to be a little bit of disallowed DTA in Tier one capital related to HomeStreet's net operating losses. That's another reason why the leverage ratio actually pretty closely approximate the TCE to TA. Timothy Coffey^ Alight, thanks very much, that’s my questions. Operator^ Our next question comes from Jordan Hymowitz with Philadelphia Investment Management. Jordon Hymowitz^ I'm Looking at Mechanics Bank across the street from my office, and I can't wait to go there after working to open up an account. So I'm excited to be a shareholder and maybe a depositor. I have a couple of questions. So first of all, the 15 64 valuation you put on HomeStreet, what valuation does that include for the multifamily DUS lender? Or is that on top of that? C.J. Johnson^ We wrote up an intangible for the DUS lender of $15 million. So it didn't increase for the value of the license. So we ascribed $15 million of intangible for that license did not increase tangible capital. Jordon Hymowitz^ Okay. Second is, you made an offer once before and it's as you'd imagine, it was either 13 or the 15 in a quarter in cash. What was the logic of offering this structure this time I'm thinking it's better or worse, than going with the cash value, assuming it was the higher number, there was a similar price.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Carl Webb^ Jordan, I'd say a lot of things changed between the HomeStreet process that began for us in the fall of 2023 when we were an all-cash buyer and we made a significant bid in the process, and I think that closed on January 12 of last year 2024. Obviously we had repositioned our AFS securities portfolio. We had obviously stockpiled some capital, anticipating that we would be the winning bidder in round one. We were not. We certainly had no forethought that the deal might not get regulatory approval, so we had excess capital, and we decided the best use of that excess capital was to reposition that $1.8 billion securities portfolio that I mentioned earlier. So if part of your question is why was it all cash and why is it stopped today, I think that's part of it. I think there's a time when a company should consider its options and its alternatives. And we have and have had deep conviction around the benefits of the combination with HomeStreet. And hopefully, we presented those appropriately this afternoon. But we wanted to win the bid. I guess, there's one way to put it. We wanted to win the company. And we think that the $300 million valuation is a very fair, appropriate for all parties valuation. That's kind of our thinking behind it. It's not that tied necessarily to the first round bid. It's just we spend a lot of time thinking about, one, what's appropriate, and two, what would win. And that's why we went back with the $300 million. Jordon Hymowitz^ Substantial price, I was very happy with. I was just wondering the logic of cash versus stock. And I think you basically said could you use the cash to reposition the AFS, if I understand correctly? Carl Webb^ Yes. We would do that deal all over again. The good news is that Mechanics has the ability to generate capital, and we have a lot of liquidity, and those are the two things necessary to do this deal. And that's what we always had this conviction around that this was the right deal for us. We had what to fix it.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Jordon Hymowitz^ Next question is the L.A. Olympics are coming in '28 and the World Cup is in '26. And there's been talk by several of the lenders and a bit of focus on L.A. of a larger opportunity in multifamily down there as a result of that. Is that -- could that increase your growth at all? Or is that factored into your assumptions? Carl Webb^ I can tell you, Jordan, we've never thought about it. It's never come into our equation about those two very, very big sporting events. It's not been a part of our thoughts around this transaction. Ain't hurt. Jordon Hymowitz^ Okay. And if you don't mind at this time is you mentioned that you're taking consensus estimates for HomeStreet, which is really only assuming a 50 basis point return on assets for 2026. I mean even by the end of '26, they should be running at least 75 to 80 on a standalone basis. So one could argue that the synergies being assumed or the earnings assumed they're very conservative because no one really has a '27 estimate out there yet. I mean they should be able to make 50 basis points on assets by going to sleep and just having their assets reprice. You see what I'm saying? C.J. Johnson^ I think it's fair that we were -- we feel like the estimates we're giving are conservative and achievable. Jordon Hymowitz^ Okay. And the one area you didn't mention is Hawaii. They have a small but very strategic footprint in Hawaii, which is very strategic, but it's the lowest cost deposits basically of almost anywhere in the state. Is there any interest in building out that franchise or looking to sell it? Or have you thought at all about that? Carl Webb^ We have thought about it not in great detail. We have looked at banks in Hawaii before. I think you've got two banks there that really dominate the market. I would be very surprised to see us reinvest, if that's the right term, or try to grow Hawaii. It's a pretty insular market, and their deposit cost there is reasonably high. So I don't see us trying to expand in Hawaii. And in fact, we'll -- Hawaii very much for us right now is a TBD, and we will focus on Hawaii basically as we began looking at all the potential markets. And Hawaii is, frankly, just one we have not concentrated on at this point. I know it's a vague answer. I wouldn't expect us to increase our presence or put resources and capital into Hawaii.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Jordon Hymowitz^ And very last thing before I go across the street and pick up my free toaster, and that is -- and I'm sure no one else is going to ask this question, but I was around with the Cal Fed acquisition and merger. And if I remember right, and I could be wrong on this, there were still some Cal GZ certificates that you still had. Is there any holding of that on your balance sheet and Mechanics? Or is that completely gone at this point? Carl Webb^ No. I think you and I are the only ones on this call old enough to remember Cal Fed. And yes, I'm very familiar with what you're talking about, and those are long gone. Jordon Hymowitz^ Okay, thank you. Operator^ Our next question is from Joseph Stephen with Stephen Capital Advisors. Joseph Stephen^ First of all, just a couple of things, Carl, to joke with you, I think I could match you on the gray hair and age. So that's number one. Number two is that there's an excellent presentation by presentation by both you and C.J. All my financial questions have been answered, but let me ask you a regulatory one. You guys have said this is your second time for due diligence, and you gave a 9 30 guestimated approval process or closure. Any chance you do better than that because a lot of deals lately have been doing better. And then second question is, just correct me, if I'm not mistaken, but you are a state-chartered non-Fed member bank, am I correct? C.J. Johnson^ Yes, on that. The fund -- the Ford Fund II and Ford Fund III are also regulated by the Federal Reserve. So we interact with the Federal Reserve, our primary regulators, the FDIC. We also have a close partnership with the California DFPI. Carl Webb^ So as it relates to can we be -- well let me go back and restate a little of what C.J. said. He's exactly right. The holding company for Mechanics Bank today is Ford Financial Fund II and Ford Financial Fund III. We are both deemed holding companies. We are regulated by the Federal Reserve, specifically by the Federal Reserve Bank here in Dallas.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference As far as the regulatory approval process, we have, in all of this conversation, discussion and betting with our regulators, we have been very upfront on the three things that I mentioned earlier, along with the need to close this transaction as soon as possible. Can we do better? I think there's a pretty good shot. I don't want to go out on a limb, and I know C.J. does not either. I think there's a good chance that we're going to get approval this summer. We're going to file the change of control application right away, and we'll start the clock running on that. I think you can look back and I think somewhere in our slide presentation, we had the approval times on the four banks that are now part of Mechanics, and I think that's on page 10. And you can see the approval times there from our regulators. We would sure like to get this approved, and we'll probably have 15 days post the approval. As far as our waiting time it's statutorily 30, but they typically cut that in half. So we'd like to get approved mid-summer and 15 days later, we'll have to close at a month in or cutoff purposes on our financials. But yes, I'd like to see this at the end of July, end of August. Is it possible? Yes. Is it probable? Maybe. But we've expressed all of that through our regulators. And we have a very, very good relationship with all of our regulators, and I'm optimistic. Joseph Stevens^ And Carl, do you think you'll be able to get it done a delegated authority or will it have to go to D.C.? Carl Webb^ We asked that question. We asked for expedited approval. There are some things that probably preclude that. I was talking to the Director of the FDIC's West region last -- I think it was Wednesday. And I think it's probably sufficient to say there's a lot of change going on right now in D.C. The landscape is not quite what it used to be for good or for bad. But he was optimistic that they would have quite a bit of influence over this at the regional level.

Joint Mechanics Bank and HomeStreet Bank Investor Analyst Conference Joseph Stevens^ Great, thank you. Great presentation Gentlemen. Operator^ This concludes our Q&A. I'll now hand back to Carl Webb for any final remarks. Carl Webb^ Okay. So thanks, everyone, for your attendance and your attention today. Thanks again for your patience. Also it's been a bit of a detailed presentation, but we thought it was necessary. Hopefully, you found the meeting informative, beneficial as well as thought provoking. We are, again, tremendously excited for this opportunity and for all the optionality that it affords us going forward. We're fully committed to the successful execution and achievement of maximum return for all the stakeholders, of which we are absolutely one, and just never forget how aligned we are. Lastly, we like hearing from you. Let us know if there are further questions or thoughts, and regardless of the topic, your feedback is always valued. So with that, we'll sign off. And thank you again. Operator^ Ladies and gentlemen, today's call has now concluded. We'd like to thank you for your participation. You may now disconnect your lines.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.